October 13, 2015

Larry Spirgel

Assistant Director

Division of Corporation Finance

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3720

Re:	Entercom Communications Corp.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015

Form 8-K filed August 6, 2015
File No. 001-14461

Dear Mr. Spirgel:

Please accept this correspondence on behalf of Entercom Communications Corp. (the “Company”). I am writing with respect to your letter to the Company dated September 29, 2015 requesting the Company’s response to the staff’s comments on the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 8-K filed August 6, 2015.

As discussed today by the undersigned and Celeste Murphy, Legal Branch Chief, the Company is currently working on a response and has requested an extension of the deadline for submitting its response letter. This correspondence will confirm that, in accordance with the discussion between the undersigned and Celeste Murphy, the Company will respond to the staff’s comments on or before October 21, 2015.

If you have any questions or comments, please call the undersigned at (610) 660-5655.

Very truly yours,

/s/ Andrew P. Sutor, IV

Andrew P. Sutor, IV

SVP/General Counsel

Cc:	Stephen Fisher, Executive VP and Chief Financial Officer
Eugene D. Levin, VP and Chief Accounting Officer